Ecopetrol appointed Alberto Consuegra Granger as interim CEO of Ecopetrol

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that on March 24, 2023, its Board of Directors appointed Alberto Consuegra Granger as interim CEO of Ecopetrol S.A. effective from April 1, 2023, and until the date on which the successor to Felipe Bayón Pardo, who will lead the Company until March 31, as informed to the market, is appointed.

Alberto Consuegra Granger has more than 30 years of experience in the energy sector and joined the Ecopetrol Group in 2016 as Vice President of Supply and Services. He has served as interim CEO of Cenit Transporte y Logística de Hidrocarburos S.A.S. and is currently the Chief Operating Officer and alternate legal representative of Ecopetrol S.A.

To date, the Board of Directors, with the support of the Nomination, Compensation, and Culture Committee and the advice of an international headhunter firm, continues to advance the selection process of the new CEO in accordance with the Succession Policy of the CEO of Ecopetrol S.A.

Bogotá D.C., March 24, 2023

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, reserves, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets (a)

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (a)

Juan Guillermo Londoño

Correo electrónico: juan.londono@ecopetrol.com.co